AMENDMENT TO FORM 10-K ANNUAL REPORT

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                 AMENDMENT NO. 1

           [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2000

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        For the transition period ended:
                           _________________________

                         Commission File Number: 1-7211

                              IONICS, INCORPORATED
             (Exact name of registrant as specified in its charter)

          MASSACHUSETTS                                 04-2068530
(State or other jurisdiction               (IRS Employer Identification Number)
 of incorporation or organization)

65 Grove Street, Watertown, Massachusetts               02472
(Address of principal executive offices)              (Zip Code)

       Registrant's telephone number, including area code: (617) 926-2500


Securities registered pursuant to Section 12(b) of the Act:

                 Title of each class: Common Stock, $1 par value

       Name of each exchange on which registered: New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

The  undersigned   registrant  hereby  amends  the  following  items,  financial statements, exhibits or other portions of its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as set forth in the pages attached hereto:

1. Item 14(a) 3. of Part IV of said report on Form 10-K is amended to list Form 11-K, Annual Report of the Ionics Section 401(k) Stock Savings Plan for the year ended December 31, 2000 as Exhibit 13(b) thereto. The Annual Report of the
Ionics Section 401(k) Stock Savings Plan on Form 11-K for the year ended December 31, 2000 is hereby filed pursuant to Rule 15d-21 and General Instruction F to Form 10-K as an Exhibit to said Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         IONICS, INCORPORATED
                                         (Registrant)



Date:  June 26, 2001                      By  /s/Stephen Korn
                                              -----------------------
                                              Stephen Korn
                                              Vice President and
                                              General Counsel

                                     PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K
         ---------------------------------------------------------------

(a)  1.   Financial Statements

          See Index to Financial Statements and Financial Schedules on page IV-7. The Financial Statement Schedules are filed as part of this Annual Report on Form 10-K.

     2.   Financial Statement Schedules

          See Index to Financial Statements and Financial Statement Schedules on page IV-7.

     3.   Exhibits


          Exhibit No.  A.  Description
          -----------  --  -----------

          3.0          Articles of Organization and By-Laws

                       3.1     Restated Articles of Organization            *
                               filed April 16, 1986 (filed as
                               Exhibit 3.1 to the Company's Annual
                               Report on Form 10-K for the year
                               ended December 31, 1997).

                       3.1(a)  Amendment to Restated Articles of            *
                               Organization filed June 19, 1987
                               (filed as Exhibit 3.1(a) to the
                               Company's Annual Report on Form
                               10-K for the year ended December
                               31, 1997).

                       3.1(b)  Amendment to Restated Articles of            *
                               Organization filed May 13, 1988
                               (filed as Exhibit 3.1(b) to
                               Registration Statement No. 33-38290
                               on Form S-2 effective January 24,
                               1991).

                       3.1(c)  Amendment to Restated Articles of            *
                               Organization filed May 8, 1992
                               (filed as Exhibit 3.1 to the
                               Company's Quarterly Report on
                               Form 10-Q for the quarterly period
                               ending June 30, 1996.

                       3.1(d)  Amendment to Restated Articles of            *
                               Organization filed May 8, 1998
                               (filed as Exhibit 3.1 to the
                               Company's Quarterly Report on Form
                               10-Q for the quarterly period ending
                               March 31, 1998).

                       3.2     By-Laws, as amended through May 2,           *
                               2000 (filed as Exhibit 3.2 to the
                               Company's Quarterly Report on Form
                               10-Q for the quarterly period ended
                               March 31, 2000).

          4.0         Instruments   defining  the  rights  of  security holders,
                      including indentures

                      4.1      Renewed Rights Agreement, dated as           *
                               of August 19, 1997 between Registrant
                               and BankBoston N.A. (filed as Exhibit
                               1 to the Company's Current Report on
                               Form 8-K dated August 27, 1997).

                      4.2      Form of Common Stock Certificate             *
                               (filed as Exhibit 4.2 to the
                               Company's Annual Report on Form 10-K for the year ended December 31, 1997)


          10.0        Material Contracts

                      10.1     1979 Stock Option Plan, as amended           *
                               through February 22, 1996 (filed as
                               Exhibit 10.1 to the Company's Annual
                               Report on Form 10-K for the year
                               ended December 31, 1995).

                      10.2     1986 Stock Option Plan for Non-Employee      *
                               Directors, as amended through February 19, 1997 (filed as Exhibit 10.2 to the
                               Company's Annual Report on Form 10-K
                               for the year ended December 31, 1996).

                      10.3     Second Amended and Restated Credit           *
                               Agreement dated as of July 28, 2000,
                               among the Company, Fleet National
                               Bank and Fleet National Bank as agent
                               (filed as Exhibit 10.1 to the Company's
                               Quarterly Report on Form 10-Q for the
                               quarterly period ended June 30, 2000.)

                      10.3(1) Amended Agreement No. 1 to Second Amended and Restated Credit Agreement among the Company, Fleet National Bank and Fleet National Bank as Agent dated March 1, 2001.

                      10.3(2)  Security Agreement dated as of
                               March 1, 2001 by and among the
                               Company, certain of its domestic
                               subsidiaries, and Fleet National Bank
                               as agent.

                      10.3(3)  Escrow Agreement dated as of
                               March 1, 2001 by and among the
                               Company, Hutchins, Wheeler & Dittmar,
                               and Fleet National Bank as agent.

                      10.3(4) Seventh Amended and Restated Revolving Credit Note dated March 1, 2001.

                      10.4     Operating Agreement dated as                 *
                               of September 27, 1989 between the
                               Company and Aqua Cool Enterprises,
                               Inc. (filed as Exhibit 10.4 to the
                               Company's Annual Report on
                               Form 10-K for the year ended December
                               31, 1997).

                      10.5     Term Lease Master Agreement                  *
                               dated as of September 27, 1989
                               between the Company and
                               Aqua Cool Enterprises, Inc. (filed as
                               Exhibit 10.5 to the Company's Annual
                               Report on Form 10-K for the year ended
                               December 31, 1997).

                      10.6     Option Agreement dated as of September       *
                               27, 1989 among the Company, Aqua Cool
                               Enterprises, Inc. and the other parties
                               named therein (filed as Exhibit to the
                               Company's registration statement on Form
                               S-2, No. 33-38290, effective January 24,
                               1991).

                      10.7     1994 Restricted Stock Plan (filed as         *
                               Exhibit 10.12 to the Company's Annual
                               Report on Form 10-K dated March 30, 1995).

                      10.8     1997 Stock Incentive Plan (filed as          *
                               Exhibit 10.12 to the Company's Annual
                               Report on Form 10-K dated December 31,
                               1996).

                      10.9     Ionics, Incorporated Supplemental            *
                               Executive Retirement Plan effective
                               as of January 1, 1996 (filed as Exhibit
                               10.9 to the Company's Annual Report
                               on Form 10-K dated December 31, 1997).

                      10.10    Form of Employee Retention Agreement         *
                               dated February 24, 1998 between the
                               Company and certain officers of the
                               Company and its subsidiaries (filed
                               as Exhibit 10.10 to the Company's
                               Annual Report on Form 10-K dated
                               December 31, 1997).

                      10.11    1998 Non-Employee Directors Fee Plan         *
                               (filed as Exhibit 10.1 to the Company's
                               Quarterly Report on Form 10-Q for the
                               quarterly period ending September 30, 1998).

                      10.12    Shareholders' Agreement dated as of          *
                               May 12, 2000, by and among the Company,
                               Hafeez Karamath Engineering Services
                               Limited, and Desalination Company of
                               Trinidad and Tobago Ltd., as amended on June
                               16, 2000 (filed as Exhibit 10.2 to the
                               Company's Quarterly Report on Form
                               10-Q for the quarterly period ended
                               June 30, 2000.)

                      10.13 Loan Agreement dated as of October 25, 2000 between the Company and Hafeez Karamath Engineering Services Limited.

         13.0(a)      Annual Report to Stockholders for
                      the year ended December 31, 2000 (furnished for the information of the Commission and not to be deemed "filed" as part of this Report except to the extent that portions thereof are expressly incorporated herein by reference).

         13.0(b)      Annual Report of the Ionics Section 401(k)
                      Stock Savings Plan on Form 11-K for the year ended December 31, 2000.

         21.0         Subsidiaries of the Registrant.

         23.0         Consents

                      23.1 Consent of PricewaterhouseCoopers LLP to incorporation by reference of that firm's report dated March 19, 2001, which is contained in the Registrant's Annual Report to Stockholders for the year ended December 31, 2000, and is included on page 6 of Exhibit 13 to this Form 10-K.

         24.0        Power of Attorney.
         --------------------------
         *incorporated herein by reference

(b)      Reports on Form 8-K

         No reports on Form 8-K were filed by the Registrant during the last quarter of fiscal 2000.

                 Exhibit No. 13(b) to Annual Report on Form 10-K of Ionics, Incorporated for the year ended December 31, 2000



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K




   [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2000

                                       OR

 [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

             For the transition period from __________ to __________

                         Commission File Number: 1-7211


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Ionics Section 401(k) Stock Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                              IONICS, INCORPORATED
                                65 Grove Street
                            Watertown, MA 02472-2882

                    IONICS SECTION 401(k) STOCK SAVINGS PLAN

            INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999




                                                                         Page
                                                                         ----

Independent Auditor's Report                                               3

Financial Statements:

     Statements of Net Assets Available for Benefits
     at December 31, 2000 and 1999                                         4

     Statements of Changes in Net Assets Available for
     Benefits for the year ended December 31, 2000                         5

Notes to Financial Statements                                              6

Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes at
     December 31, 2000                                                     9

                          INDEPENDENT AUDITOR'S REPORT


Administrators
Ionics Section 401(k) Stock Savings Plan
Watertown, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Ionics Section 401(k) Stock Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





                                        BELANGER & COMPANY, P.C.
                                        CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 8, 2001

                    IONICS SECTION 401(k) STOCK SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                     December 31,
                                         -------------------------------------
                                                2000                1999
                                         -----------------    ----------------

Assets:
     Investments (see Note C)               $ 25,348,894         $ 23,838,501
                                         -----------------    ----------------

Receivables:
     Employer contribution                        54,346               58,744
     Participant contributions                   264,942              245,022
                                         -----------------    ----------------

     Total receivables                           319,288              303,766
                                         -----------------    ----------------

     Total assets                             25,668,182           24,142,267

Liabilities                                            0                    0
                                         -----------------    ----------------

Net assets available for benefits           $ 25,668,182         $ 24,142,267
                                         =================    ================


See accompanying Notes to the financial statements.

                    IONICS SECTION 401(k) STOCK SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                                Year Ended
                                                             December 31, 2000
                                                             -----------------
Additions:
  Additions to net assets attributed to:
   Investment income:
     Net depreciation in fair value of investments (see Note C)  $ (440,865)
     Interest                                                       140,897
     Dividends                                                      174,522
                                                               ----------------
                                                                   (125,446)
                                                               ----------------

   Contributions:
     Participant                                                  3,172,834
     Employer                                                       689,653
                                                               ----------------
                                                                  3,862,487
                                                               ----------------

     Total additions                                              3,737,041

Deductions:
  Withdrawals by and distributions to participants                2,211,126
                                                               ----------------

     Net increase                                                 1,525,915

Net assets available for benefits:
  Beginning of year                                              24,142,267
                                                              -----------------

  End of year                                                  $ 25,668,182
                                                              =================


See accompanying Notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS


A.   Description of Plan

     The  following  description  of  the  Ionics,   Incorporated  and  domestic
     subsidiaries ("Company") 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. General. The Plan is a defined contribution plan covering all permanent employees of the Company working at least 20 hours per week who have completed one year of service (effective March 1, 2000, the Plan was amended to permit new employees to become eligible to participate effective as of the first day of the month coincident with or next following the employee's date of hire).

2. Contributions. Each year, participants may contribute up to 12 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers Company stock and seven mutual funds as investment options for participants. The Company contributes 50% of the first 6 percent of base compensation that a participant contributes to the Company stock portion of the Plan. The matching Company contribution is invested directly in Ionics, Incorporated common stock. Contributions are subject to certain limitations.

3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on total investment earnings and average participant investment balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. Vesting. Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service ranging from 33 1/3% after two years to 100% after four years.

5. Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator.

6. Payment of Benefits. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over the life expectancy of the Participant (or the joint life expectancy of the Participant and spouse or beneficiary).

7. Plan Expenses. The Plan provides that the Company shall pay all expenses of the Plan and its administration.

B.   Summary of Accounting Policies

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     Investment of the Plan in Ionics, Incorporated Common Stock is stated at the last sales price on December 31, 2000 as reported on the New York Stock Exchange. Shares of mutual funds are valued at the Net Asset Value of shares held by the Plan at year-end.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

C.   Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                           December 31,
                                                    --------------------------
                                                         2000          1999
                                                    ------------    ----------

Ionics, Incorporated common stock,
436,598 and 393,964 shares, respectively           $ 12,388,468    $ 11,079,956

Puritan Fund, 114,594 and 116,782
shares, respectively                                  2,157,798       2,222,346

Contrafund Fund, 99,513 and 89,090
shares, respectively                                  4,893,052       5,347,159

Janus Worldwide Fund, 26,252 and 13,831
shares, respectively                                  1,492,678       1,057,112


     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,409,296 as follows:

Mutual funds                                       $ (1,679,628)
Ionics, Incorporated common stock                       270,332
                                                  ---------------
                                                   $ (1,409,296)
                                                  ===============

D.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

E.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 and 1999 to Form 5500:

                                                    2000              1999
                                              --------------   ---------------
Net assets available for benefits per the
financial statements                           $ 25,668,182      $ 24,142,267

Amounts allocated to withdrawing
participants                                       (301,050)          (88,211)
                                              --------------   ---------------

Net assets available for benefits per the
Form 5500                                      $ 25,367,132      $ 24,054,056
                                              ==============   ===============


     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to Form 5500:

Distributions to participants per the
financial statements:                           $ 2,211,126

Add:  Amounts allocated to withdrawing
participants at December 31, 2000                   301,050

Less: Amounts allocated to withdrawing
participants at December 31, 1999                   (88,211)
                                              --------------

Benefits paid to participants per Form 5500     $ 2,423,965
                                              ==============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date.

F.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, it is believed that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Attachment to Form 5500
Schedule H, Line 4i
EIN: 04-2068530
PN: 003
                    IONICS SECTION 401(k) STOCK SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2001



                                 Face Amount        Current
Description of Investment       Shares or Rate        Cost             Value
--------------------------      --------------   --------------   --------------

Ionics, Incorporated
Common Stock                         436,598     $ 12,086,923     $ 12,388,468

Fidelity Investments:
Puritan Fund                         114,594        2,057,901        2,157,798
Contrafund                            99,513        4,829,269        4,893,052

MainStay Institutional:
Indexed Bond                          45,299          488,460          471,110
Asset Manager Fund                    95,541        1,486,721        1,269,745
Indexed Equity Fund                   16,546          563,824          527,651
Money Market                                          146,189          146,189

Janus Worldwide Fund                  26,252        1,627,727        1,492,678

BT Pyramid GIC Fund                                 1,197,003        1,197,003

Participant Loans
(Rate of interest 7.43% to 10.50%)                          0          805,200
                                                --------------   --------------

Total funds invested                             $ 24,484,017     $ 25,348,894
                                                ==============   ==============

The accompanying Notes are an integral part of these financial schedules.

                                   SIGNATURES




Ionics Section 401(k) Stock Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  IONICS SECTION 401(k) STOCK
                                  SAVINGS PLAN


Date:  June 26, 2001              By: /s/ Daniel M. Kuzmak
                                      -----------------------------
                                      Daniel M. Kuzmak, Member
                                      Plan Administrative Committee

                                    EXHIBIT 1



                       CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of the Ionics Section 401(k) Stock Savings Plan on Form S-8 (Registration No. 33-2092) of our report dated June 8, 2001 on our audits of the financial statements of the Ionics Section 401(k) Stock Savings Plan as of December 31, 2000 and 1999, which report is included in this Annual Report on Form 11-K of the Plan which is being filed as Exhibit 13(b) to the Annual Report on Form 10-K of Ionics, Incorporated for the year ended December 31, 2000.





                                              BELANGER & COMPANY, P.C.
                                              CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 19, 2001